Exhibit 21.1

SUBSIDIARIES OF KLONDEX MINES LTD.

Name	State or other Jurisdiction of Incorporation	Aggregate Ownership
Klondex Canada Ltd.	British Columbia	100%
0985472 B.C. Ltd.	British Columbia	100%
Klondex Holdings (USA) Inc.	Nevada	100%
Klondex Gold & Silver Mining Company	Nevada	100%
Klondex Midas Holdings Limited	Nevada	100%
Klondex Midas Operations Inc.	Nevada	100%
Klondex Schuma Holdings LLC	Nevada	100%
Klondex Hollister Mine Inc.	Nevada	100%
Klondex Aurora Mine Inc.	Nevada	100%